SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.


05006171

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

February 22, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

February 18, 2005 Stock Exchange Announcement – Notification of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-60.doc
T: 022805


THOMSON
FINANCIAL

REG-Electrocomponents Holding(s) in Company

RNS Number:7800I
Electrocomponents PLC
18 February 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 17th February 2005 in accordance with Section 198 of the Companies Act that as at the close of business on 15 February 2005, UBS AG, acting through it's business group and legal entities detailed below, had an interest in 51,753,169 Ordinary shares of Electrocomponents PLC representing a total of 11.89% of the total issued share capital of the Company.

	Number of Shares	% held
MATERIAL		
UBS Global Asset Management Life Limited	1,679,540	0.39
UBS AG London Branch	241,101	0.06
NON MATERIAL		
UBS Global Asset (UK) Management	3,185,449	0.73
UBS Global Asset Management	41,491,356	9.53
UBS Wealth Management and Business Banking	86,000	0.02
UBS Laing and Cruikshank Limited	5,063,723	1.16
UBS AG Jersey Branch	6,000	0.00
UBS AG TOTAL	51,753,169	11.89

CARMELINA CARFORA

Group Company Secretary

18 February 2005